EMGOLD MINING CORPORATION
Suite 1400 – 570 Granville Street
Vancouver, B.C. V6C 3P1
www.emgold.com

September 16, 2010	TSX Venture Exchange: EMR
US OTC: EGMCF
U.S. 20-F Registration: 000-51411
Frankfurt Stock Exchange: EML

EMGOLD CONVERTS SERIES A PREFERENCE SHARES ANDACCRUED DIVIDENDS TO COMMON SHARES

Emgold Mining Corporation (the "Company" or "Emgold") is pleased to announce that it has receive regulatory approval and has issued a total of 394,843 common shares of the Company in connection with the conversion of all of the outstanding Series A Preference Shares of the Company into common shares.  Subsequent to this transaction, there are be no Series A Preference Shares issued and outstanding (see the Company’s August 6, 2010 Press Release).

Emgold is also pleased to announce that it has also issued 2,813,575 units (“Units”) of the Company in satisfaction of accrued and unpaid dividends associated with the Series A Preference Shares, totaling approximately CAD$422,036.  Each Unit consists of one common share and one non-transferable common share purchase warrant (a "Warrant").  Each Warrant shall entitle the holder thereof to purchase one additional Share (a "Warrant Share") in the capital of the Company at an exercise price of US$0.35 per Warrant Share up to September 9, 2015. The common shares forming part of the Units and the Warrant Shares will be subject to a hold period expiring on January 10, 2011.

David Watkinson, President and CEO of Emgold, stated, "The finalization of the conversion of the Series A Preference Shares is a very positive development for the Company. It removes CAD$422,036 in current liabilities from the Emgold balance sheet and converts them to equity in the form of common shares. It eliminates the need for any further accruals for dividends associated with the Series A Preference Shares".

Emgold is currently in the advanced stage of permitting the Idaho-Maryland Project, located in Grass Valley, CA. The Idaho-Maryland Mine was the second largest underground gold mine in California, producing 2.4 million ounces of gold at an average recovered grade of 0.43 ounce per ton. It is adjacent to the Empire Mine, Newmont Mining Corporation's first operating gold mine and historically California's largest underground gold mine, which produced 5.8 million ounces of gold. Newmont retains the mineral rights to the Empire Mine. The Grass Valley Mining District produced over 17 million ounces of gold from 1850 to 1956. Both the Idaho-Maryland Mine and Empire Mine shut down in 1956 due to the fixed price of gold at US$35 per ounce and rising labor and supply costs after WWII. The Idaho-Maryland Project contains a NI 43-101 compliant measured and indicated resource of 472,000 ounces of gold and an inferred resource of 1,002,000 ounces of gold.

For more information about Emgold the Idaho-Maryland Gold Project and the Buckskin Rawhide, Stewart, and Rozan Exploration Properties, please visit www.emgold.com.

On behalf of the Board of Directors

David G. Watkinson

President & CEO

For further information please contact:
Tel: (530) 271-0679  Email: info@emgold.com

This release was prepared by the Company’s management. Neither TSX Venture Exchange nor its Regulation Services Provider (as the term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release. For more information on the Company, Investors should review the Company's filings that are available at www.sedar.com or the Company's website at www.emgold.com